March 3, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Mr. Karl Hiller

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:	Graphic Packaging Corporation
Form 10-K/A2 for the Fiscal Year Ended December 31, 2004 filed August 9, 2005
Form 10-Q for the Quarter Ended September 30, 2005 filed November 3, 2005
File No. 001-13182

Dear Mr. Hiller:

                Graphic Packaging Corporation (the “Company”) is hereby responding to the additional comments received verbally from Ms. Lily Dang on March 1, 2006 relating to Note 12 — Contingencies and Commitments in the Financial Statements included in Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”).

                As requested, the Company hereby confirms that it will include additional language in future filings that specifies that amounts accrued for all of its loss contingencies and the reasonably possible loss beyond the amounts accrued are not expected to be material, not only to the Company’s financial position, but also to the Company’s results of operations or cash flows.  The Company also confirms that it will disclose any material, reasonably possible loss, its accrual for such loss contingency (if any), as well as the estimated range of such loss above the Company’s accrual (if such range can be determined).

                If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3255 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,

/s/ Daniel J. Blount
Daniel J. Blount
Senior Vice President and
Chief Financial Officer

cc:	Ms. Lily Dang — Securities and Exchange Commission
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Mr. Dale Baylet — PricewaterhouseCoopers LLC